UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period between September 26, 2003 to October 25, 2003

CINAR Corporation (Translation of registrant’s name into English)

1055, René-Lévesque Blvd East, Montréal, Quebec, Canada H2L 4S5 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F |_| Form 40-F |X|

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes |_| No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CINAR Corporation (Registrant)
Date: October 31, 2003	By:	(signed) Stuart Snyder Stuart Snyder President & CEO

* Print the name and title of the signing officer under his signature.